                                                                       Exhibit 2

July 19, 2000

Softbank America Inc.
10 Langley Road, Suite 403
Newton Center, MA 02459

Ladies and Gentlemen:

     Reference is made to (i) the Stockholder Agreement, dated as of July 19,
2000 (the "Stockholder Agreement"), among CNET Networks, Inc. ("CNET"), Softbank
America Inc. ("Softbank") and Softbank Corp. and (ii) the Agreement and Plan of
Merger, dated as of July 19, 2000 (the "Merger Agreement"), among Ziff-Davis
Inc., CNET Networks, Inc., and TD Merger Sub, Inc.

     The undersigned hereby agrees that, from the Effective Time (as defined in the Merger Agreement) until such time as Softbank is no longer entitled to nominate directors pursuant to Section 2.1 of the Stockholder Agreement, it shall vote its shares of Voting Stock (as defined in the Stockholder Agreement)
of CNET in favor of the Designee (as defined in the Stockholder Agreement) of
Softbank in each election of directors of CNET at which a Designee is nominated for election.

     This agreement shall become effective at the Effective Time. If the Merger
Agreement is terminated prior to the Effective Time then this agreement shall automatically terminate and be of no further force and effect upon termination of the Merger Agreement.

     This agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and performed entirely within such state.

                                        Very truly yours,

                                       /s/  Shelby Bonnie
                                       Shelby Bonnie

Acknowledged and Agreed:

SOFTBANK AMERICA INC.

/s/  Ronald D. Fisher